SCHEDULE 13G
CUSIP NO. 290846104	PAGE 1 OF 8 PAGES

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 2)*

EMCORE Corporation
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

290846104
(CUSIP Number)

January 30, 2008**
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**All information on this Schedule is as of January 30, 2008 except where noted.

SCHEDULE 13G
CUSIP NO. 290846104	PAGE 2 OF 8 PAGES

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Alexandra Global Master Fund Ltd.
98-0448776

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(A)	☐
		(B)	☐ (See Item 6)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY
EACH
REPORTING	6	SHARED VOTING POWER
PERSON
WITH:		150,856 shares of Common Stock (See Item 4)

	7	SOLE DISPOSITIVE POWER

		-0-

	8	SHARED DISPOSITIVE POWER

		150,856 shares of Common Stock (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

150,856 shares of Common Stock (See Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
	CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1/100 of 1% (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

SCHEDULE 13G
CUSIP NO. 290846104	PAGE 3 OF 8 PAGES

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Alexandra Investment Management, LLC
13-4092583

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(A)	☐
(B)	☐ (See Item 6)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY	-0-
OWNED BY
EACH
REPORTING	6	SHARED VOTING POWER
PERSON
WITH:	150,856 shares of Common Stock (See Item 4)

7	SOLE DISPOSITIVE POWER

-0-

8	SHARED DISPOSITIVE POWER

150,856 shares of Common Stock (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

150,856 shares of Common Stock (See Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
	CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1/100 of 1% (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

SCHEDULE 13G
CUSIP NO. 290846104	PAGE 4 OF 8 PAGES

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Mikhail A. Filimonov

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(A)	☐
(B)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY	-0-
OWNED BY
EACH
REPORTING	6	SHARED VOTING POWER
PERSON
WITH:	150,856 shares of Common Stock (See Item 4)

7	SOLE DISPOSITIVE POWER

-0-

8	SHARED DISPOSITIVE POWER

150,856 shares of Common Stock (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

150,856 shares of Common Stock (See Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
	CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1/100 of 1% (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

SCHEDULE 13G
CUSIP NO. 290846104	PAGE 5 OF 8 PAGES

Item 1(a).	Name of Issuer:

EMCORE Corporation, a New Jersey corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

145 Belmont Drive
Somerset, New Jersey 08873

Item 2(a).	Names of Persons Filing:

Alexandra Global Master Fund Ltd. ("Alexandra")
Alexandra Investment Management, LLC ("Management")
Mikhail A. Filimonov ("Filimonov")

Item 2(b).	Address of Principal Business Office:

Alexandra - Citco Building, Wickams Cay, P.O. Box 662, Road Town, Tortola, British Virgin Islands
Management - 767 Third Avenue, 39th Floor, New York, New York 10017
Filimonov - 767 Third Avenue, 39th Floor, New York, New York 10017

Item 2(c).	Place of Organization or Citizenship:

Alexandra - British Virgin Islands
Management - Delaware
Filimonov - U.S.

Item 2(d).	Title of Class of Securities:

Common Stock, no par value per share, of the Issuer (the "Common Stock")

Item 2(e).	CUSIP Number: 290846104

Item 3.	This Schedule is filed pursuant to Rule 13d-1(c) by Alexandra, Management and Filimonov

Item 4.	Ownership:

(a) Amount Beneficially Owned:

Alexandra:	150,856 shares*
Management:	150,856 shares*
Filimonov:	150,856 shares*

(b)	Percent of Class:

Alexandra:	Less than 1/100 of 1%*
Management:	Less than 1/100 of 1%*
Filimonov:	Less than 1/100 of 1%*

(Based on 52,253,883 shares of Common Stock outstanding, as of December 26, 2007, as reported by the Issuer in the Issuer’s Annual Report on Form 10-K for the fiscal year ended September 30, 2007)

SCHEDULE 13G
CUSIP NO. 290846104	PAGE 6 OF 8 PAGES

(c)	Number of Shares as to which the Person has:

	(i)	sole power to vote or to direct the vote

-0-

	(ii)	shared power to vote or to direct the vote:

150,856 shares of Common Stock*

	(iii)	sole power to dispose or to direct the disposition of

-0-

	(iv)	shared power to dispose or to direct the disposition of

150,856 shares of Common Stock*

*On December 31, 2007, Alexandra beneficially owned 3,108,196 shares of Common Stock that Alexandra had the right to acquire upon conversion of $21,788,460 principal amount of Convertible Senior Subordinated Notes due May 15, 2011 issued by the Issuer (the “Notes”) which on such date represented 6.2% of the shares of Common Stock then outstanding (based on 52,253,883 shares of Common Stock outstanding, as of December 26, 2007, as reported by the Issuer in the Issuer’s Annual Report on Form 10-K for the fiscal year ended September 30, 2007). The Notes were converted into shares of Common Stock and, as of January 30, 2008, Alexandra beneficially owns 150,856 shares of Common Stock.

Management serves as investment advisor to Alexandra. By reason of such relationship, Management may be deemed to share voting and dispositive power over the shares of Common Stock owned by Alexandra. Management disclaims beneficial ownership of the shares of Common Stock listed as beneficially owned by Alexandra or any other person reporting on this Schedule.

Filimonov serves as the Chairman, the Chief Executive Officer, a Managing Member and the Chief Investment Officer of Management. By reason of such relationships, Filimonov may be deemed to share voting and dispositive power over the shares of Common Stock listed as beneficially owned by Management. Filimonov disclaims beneficial ownership of the shares of Common Stock listed as beneficially owned by Management or any other person reporting on this Schedule.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable

SCHEDULE 13G
CUSIP NO. 290846104	PAGE 7 OF 8 PAGES

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certification:

By signing below each signatory certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of February 14, 2007, by and among Alexandra, Management and Filimonov (incorporated herein by reference to the exhibit with the same number filed with the Schedule 13G Amendment No. 1 by the persons reporting on this Amendment No. 2).

SCHEDULE 13G
CUSIP NO. 290846104	PAGE 8 OF 8 PAGES

SIGNATURE

By signing below each signatory certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Date: February 14, 2008

ALEXANDRA GLOBAL MASTER FUND LTD.

By:	ALEXANDRA INVESTMENT MANAGEMENT, LLC,
its Investment Advisor

By: /s/ Mikhail A. Filimonov
Mikhail A. Filimonov
Title: Managing Member

ALEXANDRA INVESTMENT MANAGEMENT, LLC

By: /s/ Mikhail A. Filimonov
Mikhail A. Filimonov
Title: Managing Member

/s/ Mikhail A. Filimonov
Mikhail A. Filimonov